

SEC | 09058771 | MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2008___ AND ENDING ___December 31, 2008___

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRUENORTH SECURITIES, INC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___8200 E. 32nd Street North___
                                     (No. and Street)

___Wichita, KS   67226___
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___David L. Strohm, Financial and Operations Principal 316-266-6571___
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Allen, Gibbs & Houlik, L.C.___
              (Name – *if individual, state last, first, middle name*)

___301 North Main, Suite 1700 Wichita, KS   67202___
   (Address)   (City)   (State)   (Zip Code)



CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Margaret E. Hornbeck_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____TrueNorth Securities, Inc._____, as of _____December 31_____, 20 08 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____N/A_____

NANCY P. BOWES
Notary Public, State of Kansas
My Appt. Expires
3-1-09

_____
Signature

President
_____
Title

_____Nancy P. Bowes_____
(Notary Public

State of Kansas)

County of Sedgwick)

This report ** contains (check all applicable boxes):

Signed and sworn to (or affirmed) before me on 2-17-09 by Margaret E. Hornbeck

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2008 and 2007

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

The Board of Directors
TrueNorth Securities, Inc.

We have audited the statements of financial condition of TrueNorth Securities, Inc. (a wholly-owned subsidiary of TrueNorth, Inc.) as of December 31, 2008 and 2007, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrueNorth Securities, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.

February 25, 2009

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

ASSETS

	2008	2007
Cash and cash equivalents	$ 483,954	$ 397,155
Commissions receivable	44,163	62,000
Prepaid expenses	545	330
Income taxes receivable, Parent	--	2,947
	$ 528,662	$ 462,432

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Accounts payable	$ 77,075	$ 114,018
Accrued expenses	600	--
Income taxes payable, Parent	71,612	80,758
	149,287	194,776
Stockholder's equity:		
Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 40,000 shares	40,000	40,000
Additional paid-in capital	25,000	25,000
Retained earnings	314,375	202,656
Total stockholder's equity	379,375	267,656
	$ 528,662	$ 462,432

The accompanying notes are an integral
part of these financial statements.

2

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commission income	$ 742,184	$ 655,527
Other income	57,445	100,925
Interest	1,751	1,068
	801,380	757,520
Expenses:		
Payroll, payroll taxes and benefits	488,037	440,949
General and administrative	130,013	113,352
	618,050	554,301
Income before income taxes	183,330	203,219
Income taxes - current	(71,611)	(80,758)
Net income	$ 111,719	$ 122,461

The accompanying notes are an integral
part of these financial statements.

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Number of Shares	Amount			
Balance, December 31, 2006	40,000	$ 40,000	$ 25,000	$ 80,195	$ 145,195
Net income				122,461	122,461
Balance, December 31, 2007	40,000	40,000	25,000	202,656	267,656
Net income				111,719	111,719
Balance, December 31, 2008	40,000	$ 40,000	$ 25,000	$ 314,375	$ 379,375

The accompanying notes are an integral
part of these financial statements.

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 111,719	$ 122,461
Adjustments to reconcile net income to net cash from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	17,837	(35,000)
Prepaid expenses	(215)	333
Income taxes receivable, Parent	2,947	--
Accounts payable	(36,943)	65,688
Accrued expenses	600	(457)
Income taxes payable, Parent	(9,146)	80,758
Net cash from operating activities	86,799	233,783
Increase in cash	86,799	233,783
Cash, beginning of year	397,155	163,372
Cash, end of year	$ 483,954	$ 397,155

The accompanying notes are an integral
part of these financial statements.

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

NOTES TO FINANCIAL STATEMENTS

1. **BUSINESS OPERATIONS**

    TrueNorth Securities, Inc. (Company) was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of TrueNorth, Inc. (Parent). The Company is a limited broker/dealer providing retirement plan investments to corporate customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). TrueNorth, Inc. provides investment advisory services and is a wholly owned subsidiary of The IMA Financial Group, Inc. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

    The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

    Revenue Recognition and Commissions Receivable – Revenue is recognized when services are performed. Commissions receivable are estimated amounts due from investment transactions occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

    Income Taxes - The Company files consolidated income tax returns with The IMA Financial Group, Inc. and its subsidiaries. Income taxes or benefits are allocated to the Company on the basis of its individual taxable income or loss, using a combined state and federal tax rate of 39%. The result of these allocations is reported on the balance sheets under the captions "Income taxes receivable, Parent" and "Income taxes payable, Parent."

    When applicable, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2008 and 2007, there were no deferred tax assets or liabilities.

    Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Recent Accounting Pronouncement – In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies.* SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management has not yet completed its assessment of the impact of FIN 48 on its financial position and results of operations.

3.   **INCOME TAXES**

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2008 and 2007, primarily due to state income taxes and non-deductible expenses.

4.   **RELATED PARTY TRANSACTIONS**

The Company is affiliated through common ownership with The IMA Financial Group, Inc., and its subsidiaries, (Affiliates) which include the Company's Parent, TrueNorth, Inc. The Company shares office space with its Affiliates and is allocated a portion of rent. Administrative, recordkeeping, operational and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates or employees of Affiliates. For 2008 and 2007, the Company recorded $97,972 and $89,006, respectively, of expenses related to these sharing arrangements. The expense is included with general and administrative expenses on the statement of operations. The Company owed its Affiliates $0 and $921 at December 31, 2008 and 2007, respectively.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

5.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $378,830 and $9,952, respectively. The Company's aggregate indebtedness to net capital ratio was .39 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $264,379 and $12,985, respectively. The Company's aggregate indebtedness to net capital ratio was .74 to 1.

SUPPLEMENTARY INFORMATION

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2008 and 2007

	2008	2007
Aggregate indebtedness:		
Accounts payable	$ 77,075	$ 114,018
Accrued expenses	600	--
Income taxes payable, Parent	71,612	80,758
Total aggregate indebtedness	$ 149,287	$ 194,776
Net capital:		
Credit items:		
Common stock	$ 40,000	$ 40,000
Additional paid-in capital	25,000	25,000
Retained earnings	314,375	202,656
Total credit items	379,375	267,656
Deductions and charges:		
Other deductions	545	3,277
Total deductions and charges	545	3,277
Net capital	$ 378,830	$ 264,379
Capital requirements:		
Net capital	$ 378,830	$ 264,379
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer subsidiary ($5,000)	9,952	12,985
Net capital in excess of requirements	$ 368,878	$ 251,394
Ratio of aggregate indebtedness to net capital	.39 to 1	.74 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2008 and 2007.

TRUENORTH SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

December 31, 2008 and 2007

	2008	2007
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2008 and 2007	$ 147,870	$ 194,776
Reconciling item – reclassification of accounts payable	552	--
Record additional receivables and related producers payable	865	--
Aggregate indebtedness as computed on Schedule 1	$ 149,287	$ 194,776
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2008 and 2007	$ 377,532	$ 264,379
Record additional receivables and related producers payable	1,298	--
Net capital as computed on Schedule 1	$ 378,830	$ 264,379



Independent Auditors' Report on Internal Control

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

To the Board of Directors
TrueNorth Securities, Inc.
Wichita, Kansas

In planning and performing our audit of the financial statements of TrueNorth Securities, Inc. (a wholly-owned subsidiary of TrueNorth, Inc.) (Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2009
Wichita, Kansas

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2008 AND 2007

WITH

INDEPENDENT AUDITORS' REPORT